Schiff Hardin LLP
901 K Street NW
Suite 700
Washington, DC 20001
T 202.778.6400
F 202.778.6460
schiffhardin.com

January 19, 2018	Alec F. Orudjev
(202) 724.6846
aorudjev@schiffhardin.com

VIA SEC EDGAR

Mail Stop #4561

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Katherine Wray, Attorney-Advisor

Edwin Kim, Staff Attorney

Re:	CLPS Incorporation

Confidential Draft Registration Statement on Form F-1

Submitted December 8, 2017

CIK No. 0001724542

Dear Ms. Wray:

This letter sets forth the responses of CLPS Incorporation (the “Company”) to the comment letter, dated January 4, 2018, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Submission of its Draft Registration Statement on Form F-1, submitted confidentially on December 8, 2017 (the “Draft Registration Statement”). This letter and Confidential Draft Submission No. 1 of the Draft Registration Statement (the “DRS No. 1”) are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via hand delivery a hard copy of this letter, along with two courtesy copies of DRS No. 1 marked to indicate changes from the version confidentially submitted on December 8, 2017. For the convenience of the Staff, each of the Staff’s comments is reproduced below and followed by the corresponding response of the Company. All references to page numbers in the Company’s responses are to the pages in the marked version of DRS No. 1.

Facing Page

1.       Please advise us why you checked the box that your offering will be made on a delayed or continuous basis pursuant to Rule 415. We note, for example, that there is no selling shareholder or resale offering disclosed in your registration statement. Further, given that you do not appear to be registering a resale offering, explain the reference to “[r]esales of common stock issuable upon exercise of the underwriter warrants” in footnote 3 to the fee table.

Response:       The Calculation of Registration Fee table and the notes thereto have been revised to address the comment above.

January 19, 2018

Prospectus Cover Page

2.       Please revise to disclose the anticipated beneficial ownership of your common stock by Chairman Xiao Feng Yang and CEO Raymond Ming Hui Lin on your prospectus cover page after your initial public offering. In addition, advise whether you will be a “controlled company” under NASDAQ Capital Markets rules following this offering. If so, provide corresponding disclosure where appropriate, including on the cover page and in your risk factor and management sections, and clarify whether you will take advantage of any controlled company exemptions from corporate governance rules.

Response:       In response to the Staff’s comment, the Company has revised its disclosures on the prospectus cover page to disclose the anticipates ownership of the Company’s securities by the Company’s Chairman and Chief Executive Officer, respectively, assuming the completion of the contemplated public offering. In addition, the Company notes that, while it may be deemed a “controlled company” under the NASDAQ Marketplace Rules (specifically, as defined in Rule 5615(c)), the Company does not intend to avail itself of the corporate governance exemptions afforded to a “controlled company” under the NASDAQ Marketplace Rules.

Table of Contents, page i

3.       Please re-locate the last two paragraphs on page i and the glossary appearing on page ii so that the prospectus summary more immediately follows the table of contents. For example, consider moving this text so that it appears after the summary.

Response:       In response to the Staff’s comment, the narratives appearing on pp. i and ii have been relocated to page 8 of the DRS No.1 to address the above-referenced comment.

January 19, 2018

Prospectus Summary

Our Company, page 2

4.       Please revise to clarify the extent to which you provide proprietary software solutions to your Consulting Services clients. On page one, you reference “turn-key financial solutions,” “sales and delivery platforms for IT services and solutions,” and a “common platform.” Please clarify what you mean by these terms and whether your services to your banking and credit card clients involve the use of your software by your clients or if you are referring solely to developer tools used by your clients. For example, it is unclear whether your Consulting Services involve clients hiring your employees as outsourced IT software developers to build or modify their own proprietary systems or to implement your own software systems.

Response:       Please note that the nature of the Company’s services is such that is provides a majority of services to its banking and credit card clients in order to build new or modify existing clients’ own proprietary systems. On a very limited basis, the Company implements its own software systems, such as CLPS Virtual Banking Platform. We made this note on p. 1 of the DRS No. 1.

Industry and Market Background, page 3

5.       On page 4 of your prospectus summary, you provide a diagram of the IT Solutions in Banking Industry, which includes four types of solutions and many sub-solutions. Please revise to clarify which of these categories of solutions you compete in. In this regard, we note that under the Business Type Solutions, there are two categories called “Core Banking System” and “Credit Card Operating System.” To the extent your Consulting Services line of business encompasses a broader set of markets, please clarify. As you know, the summary should be brief and should highlight only the key aspects of the company and the offering. Refer to Item 503(a) of Regulation S-K.

Response:       In response to the Staff’s comment, the Company replaced the diagram in question with a new diagram that offers a macroeconomic view of the total market share and future forecast of Banking IT Services and better reflects the market information relating to the overall China Banking IT service market.

Our Corporate Structure, page 7

6.       Please clarify if your cross-reference to “Our Corporate Structure” to a later portion of your prospectus, with more details of your corporate history, is referring to the Corporate History and Background subheading on page 52 or if you will provide a new “Our Corporate Structure” section in a subsequent amendment. We were unable to find an “Our Corporate Structure” section outside of the prospectus summary.

Response:       The narrative appearing on p. 7 of the DRS No. 1 has been amended to clarify and align the above referenced disclosures.

Risk Factors

Risks Relating to Our Corporate Structure

We will likely not pay dividends in the foreseeable future, page 22

7.       This risk factor indicates that you have not previously paid any cash dividends, but disclosures on page 45 and F-7 indicate that you paid dividends to existing shareholders during fiscal 2017 and 2016. Please advise or revise as appropriate.

Response:       The risk factor narrative appearing on p. 23 of the DRS No.1 has been amended to address the above-referenced comment.

January 19, 2018

Risks Related to Doing Business in China, page 23

General

8.       We note from your disclosures that the majority of your operations are conducted in China. Please expand your risk factor disclosures to address the risk that U.S. regulators’ ability to conduct investigations and inspections within China is limited.

Response:       The risk factor narrative appearing on p. 25 of the DRS No.1 has been expanded to address the above-referenced comment.

Substantial uncertainties exist with respect to the enactment timetable and final ..., page 23

9.       This risk factor states that wastewater treatment products are not currently subject to the foreign investment restrictions set forth in the Catalogue of Industries for Guiding Foreign Investment. Please revise to clarify the relevance of this disclosure and revise to disclose how such MOFCOM regulations affect the service lines of CLPS. We note in this regard the disclosure on page 70 stating that under applicable PRC regulations, IT services fall into the category of industries in which foreign investment is encouraged.

Response:       The risk factor narrative appearing on p. 24 of the DRS No.1 to address the above-referenced comment.

Use of Proceeds, page 34

10.       You indicate that approximately 40% of your net offering proceeds are intended to be used for global expansion. Please clarify what you mean by “global expansion,” such as if this term refers to opening new or expanding existing locations, expanding sales and marketing, entering new markets in countries outside of China, and/or acquiring new companies or entering into strategic alliances or joint ventures.

Response:       The term “global expansion” as used by the Company in the Use of Proceeds discussion refers to the Company’s plans to expand its existing locations to develop new clients by hiring more qualified personnel, system integration and marketing effort. The Company continuously evaluating possibilities of entering new markets outside of China, including by means of merger & acquisitions, strategic alliances, joint ventures, if and when such opportunities arise. The Use of Proceeds discussion on p. 36 of the DRS No. 1 has been amended to reflect this clarification.

11.       Please clarify whether any offering proceeds will be used to retire the amounts owed to your senior management or other related parties that are disclosed on pages 81 and F-26.

Response:       The Company does not plan to use the offering proceeds to retire the amounts owed to our senior management or other related parties. As of December 31, 2017, the Company owed Mr. Raymond Ming Hui Lin a total of approximately USD$853,783. The Company currently intends to use cash generated from operating cash flows to retire such debt before March 31, 2018.

January 19, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview of Company, page 38

12.       On page 39, you indicate that you “derive a substantial portion of [y]our revenues” in China. Please revise to clarify the amount of revenue that you generate outside of China.

Response:       In response to the Staff’s comment, the Company has amended DRS No.1 disclosures appearing on p. 40 to read, in part, as follows:

Our operations are primarily based in China, where we derive a substantial portion of our revenues. For the years ended June 30, 2017 and 2016, our total revenues were $31.4 million and $29.0 million, respectively. Revenues generated outside of China were approximately $0.5 million and Nil for fiscal 2017 and 2016, respectively.

Factors Affecting Our Results of Operations, page 40

13.       You describe that your results of operations are significantly affected by your ability: (i) to obtain new clients and repeat business from existing clients; (ii) to expand your portfolio of service offerings; and (iii) to attract, retain and motivate qualified employees. Further on page 15, you disclose that your utilization levels significantly impact your gross margins and profitability. Please advise us whether senior management uses key operating metrics or similar measures relating to these factors in managing your business, and if so, provide appropriate disclosure to the extent material to an understanding of your results of operations.

Response:       The Company’s senior management uses the following key operating metrics to oversee and manage the Company’s business: (i) developing new business, (ii) focusing on the TCP/TDP training programs to provide highly trained and qualified employees to the clients; and (iii) retaining employees to continue to meet client ever-changing needs. The Company will update the above-referenced disclosures in the DRS No. 1 appearing on page 41 to reflect this narrative.

January 19, 2018

Results of Operations

For the Years Ended June 30, 2017 and 2016, page 40

14.       We note from your disclosures on page 40 that your ability to obtain new clients, as well as your ability to maintain and increase business from your existing clients, is one of the most significant factors that affect your business and results of operations. We further note from your disclosures that your ability to expand your portfolio of service offerings is also one of the most significant factors that affect your business and results of operations. Please revise your disclosures to discuss the increase in revenues attributable to both new and existing clients as well as the increase in revenues attributable to both new and existing service offerings. Refer to Item 5.A of Form 20-F and Section III.D of SEC Interpretive Release No. 33-6835.

Response:       The Company respectfully submits that its new service offering mainly refers to the customized IT solution service developed in recent years. In response to the Staff’s comment, the Company has amended DRS No.1 disclosures appearing on p. 41 to read, in part, as follows:

●       Our ability to obtain new clients and repeat business from existing clients. Revenues from individual clients typically grow over time as we seek to increase the number and scope of services provided to each client and as clients increase the complexity and scope of the work outsourced to us also increases. Therefore, our ability to obtain new clients, as well as our ability to maintain and increase business from our existing clients, will have a significant effect on our results of operations and financial condition. During fiscal 2017, our revenue derived from our IT consulting services increased by 4.0% or $1.1 million from fiscal 2016, all attributable to revenue growth from our new clients. IT consulting service revenue from new clients amounted to approximately $2.5 million in fiscal 2017, offset with a reduction of revenue from our existing clients. Our revenues derived from our customized IT solution service significantly increased by 99.1% or $0.9 million from fiscal 2016. The increase in revenue attributable to our new clients was approximately $0.6 million and the rest of growth was attributable to revenue from our existing clients.

●       Our ability to expand our portfolio of service offerings. We intend to increase our revenues by continuing to expand our service offerings and providing quality service to our existing customers and to attract new customers. Through research and development, targeted hiring and strategic acquisitions, we have proactively invested in broadening our existing service lines, including those for serving our specific industry verticals. As part of our strategy, we will continue to expand our service offerings to provide customized IT solutions to our clients. Our revenues derived from our customized IT solution service significantly increased by 99.1% or $0.9 million from fiscal 2016.

Revenue, page 41

15.       On page 41, you disclose that 92.9% of your fiscal year 2017 revenue is derived from IT consulting service and a “majority of [y]our time-and-expense contracts are generated by [y]our IT consulting service for clients in the financial services industry.” Please revise to provide more specificity as to the percentage or amount of your IT consulting service revenue that is billed through time-and-expense contracts. Similarly, please clarify what you mean by “most of our clients in the financial industry are international banks” by providing a more quantified description.

Response:       The Company respectfully submits that all its IT consulting service revenue is billed through time-and-expense contracts. For fiscal 2017 and 2016, 54.0% and 69.5% of its IT consulting service revenue were from international banks. In response to the Staff’s comment, the Company has amended DRS No.1 disclosures appearing on p. 42 and p. 43 to read as follows:

For fiscal 2017 and 2016, all of our time-and-expense contracts are generated by our IT consulting service for clients in the financial industry. In comparison, all of our fixed-price contracts are generated by our customized IT solution business for clients in the financial industry and others.

For the year ended June 30, 2017, revenue derived from our IT consulting services increased by 4.0% to $29.1 million from $28.0 million in fiscal 2016, primarily reflecting the increasing demands for our IT consulting service from banks and other financial institutions. For fiscal 2017 and 2016, 54.0% and 69.5% of our IT consulting service revenue were from international banks. In fiscal 2017, we strengthened our expertise in the financial industry to leverage our existing industry knowledge and grew our customer base of local Chinese financial institutions.

January 19, 2018

16.       In the third paragraph on page 42, you state that your IT consulting services business “significantly increased by 99.1 % to $1.8 million.” The reference here to “IT consulting services” appears to be in error and these amounts refer instead to your Customized IT Solution Service line of business. Please revise as appropriate.

Response:       In response to the Staff’s comment, the Company has amended the disclosure on p. 43 to read as follows:

For the year ended June 30, 2017, revenues derived from our customized IT solution service significantly increased by 99.1% to $1.8 million from $0.9 million in fiscal 2016. Historically, IT consulting services have contributed the substantial majority of our net revenues. In recent years, we started to develop customized IT solution service to small and medium enterprises (“SME”) in China. With the growing demand for our financial IT solution innovations and e-banking technology, our financial IT solutions service provides SMEs affordable integrated technologies that are reshaping our customers’ business and operating models. We plan to expand our financial IT solution service in China, which is driven by the increased adoption of big data, platform engineering for cloud solutions and an expanded range of services, such as artificial intelligence.

Liquidity and Capital Resources, page 44

17.       Please revise to disclose material amounts of cash disaggregated by currency denomination as of the most recent balance sheet date in each jurisdiction in which your affiliated entities are domiciled. Further, please disclose any restrictions on foreign exchange and your ability to transfer cash between entities and to any U.S. investors. Refer to Item 5.B of Form 20-F.

Response:       In response to the Staff’s comment, the Company has amended its disclosures appearing on p. 45 of the DRS No. 1 as follows:

Substantially all of our operations are conducted in China and all of our revenue, expenses, cash and cash equivalents are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars. As of June 30, 2017, cash and cash equivalents of approximately $4.2 million, $0.1 million, $0.1 million and $0.4 million were held by the Company and its subsidiaries in mainland PRC, Singapore, Australia and Hong Kong, respectively. We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in China to our offshore subsidiaries. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in PRC for general corporate purposes.

January 19, 2018

18.       Please revise your disclosures to focus on the primary drivers of and other material factors necessary to an understanding of your underlying cash flows and the indicative value of historical cash flows. As an example, please revise to disclose your days sales outstanding at each balance sheet date and the impact it has on your cash flows. Refer to Item 5.B.1 of Form 20-F.

Response:       In response to the Staff’s comment, the Company has amended its disclosures appearing on p. 45 of the DRS No. 1 as follows:

Operating Activities

Net cash provided by operating activities was approximately $0.6 million in fiscal 2017, including net income of $2.2 million, adjusted for non-cash items of $8,975 and negative adjustments for changes in operating assets and liabilities of $1.6 million. The adjustments for changes in operating assets and liabilities mainly included an increase in accounts receivable of $2.4 million due to increased sales in fiscal 2017. During fiscal 2017, our revenue turnover in days was 65 days, slightly increased from 64 days in fiscal 2016. The adjustments for changes in operating assets and liabilities also included an increase in deferred costs of $0.2 million for project progress and an increase in prepaid income tax of $0.2 million, and offset with an increase in salaries and benefits payable of $0.9 million due to unpaid employee compensation and benefits and an increase in tax payable of $0.2 million due to increased revenue in fiscal 2017.

Our Business

Corporate History and Background, page 52

19.       Please revise to provide a more detailed description of the reorganization transaction, including descriptions of the specific transactions and agreements used to accomplish your current Cayman Islands holding company structure. Before-and-after-the- reorganization organization charts may add clarity. We note in this regard the organization chart presented on page 7.

Response:       A revised chart addressing the comment above is included on p. 54 of the DRS No. 1.

20.       On page 53, you list your four wholly owned subsidiaries and equity interests in six PRC or Hong Kong limited liability companies. Please revise to describe briefly the activities or operations that are conducted by each of these entities, and clarify if any of them contribute a material amount of your total revenue.

Response:       CLPS Dalian, CLPS RC and CLPS Beijing provide both consulting and solutions services; CLPS AU, CLPS SG, Judge China, CLPS Hong Kong, CLPS Shenzhen and CLPS Guangzhou only provide consulting services. CLPS Shanghai holds 30% of equity interest in Huanyu which was incorporated in September 2017 for the purposes of providing Internet technology services and products to clients. CLPS Shanghai, CLPS Dalian, CLPS RC, CLPS Beijing and Judge China all contribute material amounts of the Company’s total revenues. The Company will update the above-referenced disclosures appearing on p. 54 in the DRS No. 1 to reflect this narrative.

January 19, 2018

Customers, page 61

21.       In a risk factor on page 12, you disclose that a single customer accounted for 38.6% and 59.2% of your total revenue for the fiscal years 2017 and 2016, respectively. Please revise to provide a more detailed description of your relationship with this customer, including which types of services are provided, the billing method(s) for you agreement(s), and whether such agreement(s) involve long term contracts or arrangements. Also, please advise us whether you have any material agreements with this client upon which you are substantially dependent. Refer to Item 601(b)(10) of Regulation S-K.

Response:       The Company respectfully submits that the single customer refers to an international bank and its affiliates, all unrelated to the Company. For fiscal 2017 and 2016, substantially all the service provided by the Company to this customer and its affiliates was IT consulting service and billed through time-and-expense contracts. The Company has not entered into any material long term contracts with this customer or its affiliates.

In response to the Staff’s comment, the Company has amended the disclosures appearing on p. 13 of the DRS No. 1 to clarify as follows:

We have derived, and believe that in the foreseeable future we will continue to derive, a significant portion of our revenues from a small number of major clients. For the years ended June 30, 2017 and 2016, an unrelated international bank with its affiliates accounted for 38.6% and 59.2% of the Company’s total revenues, respectively. For fiscal 2017 and 2016, substantially all the service provided by the Company to this customer and its affiliates was IT consulting service and billed through time-and-expense contracts. The Company has not entered into any material long term contracts with this customer or its affiliates.

22.       On page 1, you provide the names of “Technology” clients, such as ebay, Fair Isaac Information Technology, Sony, and Novartis. Please clarify whether these Technology clients are customers of your Solution Services line of business. Further, please clarify the extent to which your banking and credit card Consulting Services clients are also clients of your Solutions Services line of business. We note that you disclose on page 42 that part of your business strategy is cross-selling your services. Clarify, where appropriate, whether this cross-selling strategy is referring to Consulting Services clients also becoming Solution Services clients, or if you are referring to cross-selling products within the respective line of business.

Response:       In response to the comment above, the Company respectfully submits that a majority of its technology and banking/credit card clients are customers of the Company’s Consulting Services line of business, not its Solution Service line of business. The Company’s strategy of cross-selling products is intended to remain within a particular line of business.

January 19, 2018

Regulation

Regulation Relating to PRC Information Technology Service Industry, page 70

23.       Please clarify whether you or your subsidiaries have received the qualification certificates from the Ministry of Industry and Information Technology for companies in China that engage in system integration.

Response:       The Company does not engage in system integration business and therefore its PRC subsidiaries are not required to obtain and maintain such qualification certificates.

Management, page 73

24.       Please advise us whether you have any additional member of senior management or employees upon whom you are dependent, pursuant to Item 6.A of Form 20-F. In this regard, we note your statement on page 12 that your success depends substantially on the continued services of your senior executives and other key employees.

Response:       In addition to the members of the Company’s senior executive management reflected on p. 73 of the DRS No. 1, the Company added Mr. Jian Xu, the Company’s Senior VP responsible for the Company’s overall operations, to the roster of employees on whom the Company is dependent.

25.       You refer to Chairman Xiao Feng Yang as the “founder chairman of the Company” and refer to him as a founder throughout your prospectus. Please clarify why you refer to Mr. Yang as a founder. In your corporate history disclosures, you state that Jingsu Pan and Xiaochung Deng established your primary operating subsidiary, CLPS Shanghai, in August 2005. It appears Mr. Yang first acquired a controlling interest in CLPS Shanghai on October 13, 2013, years after CLPS Shanghai commenced operations.

Response:       The Company has deleted all “founder” references in the DRS No. 1.

26.       Please revise to clarify whether you are exempt from any exchange corporate governance rules due to your status as a foreign private issuer and/or a controlled company, and whether you are nevertheless voluntarily complying with such rules. Further, clarify whether any of your corporate governance practices differs from those required under exchange listing requirements for domestic companies.

Response:       As noted in the Company’s response to Comment 1 above, while it may be deemed a “controlled company” under the NASDAQ Marketplace Rules (specifically, as defined in Rule 5615(c)), the Company does not intend to avail itself of the corporate governance exemptions afforded to a controlled company under the NASDAQ Marketplace Rules. Similarly, the Company intends to comply with applicable NASDAQ corporate governance requirements irrespective of its “foreign private issues” status.

January 19, 2018

27.       You disclose on page 74 that your directors are not subject to a term of office. In both your management and risk factors sections, please clarify, if true, that there is no requirement for annual election of directors. We note that you disclose on page 81 you reference a director election at your “next annual meeting,” but shareholder meetings only “may be held annually” on page 83. To the extent that you will hold annual meetings and director elections voluntarily or pursuant to the rules of the exchange rules, please clarify.

Response:        The Company has revised its disclosures appearing on p. 74 of the DRS No. 1 to address the Staff’s comment.

Related Party Transactions, page 81

28.       The introductory paragraph to this section states that you are providing disclosure of related party transactions since July 1, 2015. Please revise to ensure that you provide the required information covering your past three fiscal years and the ensuing period. Refer to Item 7.B of Form 20-F.

Response:       The Company’s disclosures on p. 81 of the DRS No. 1 have been expanded to address the Staff’s comment.

29.       We note that you disclose a balance of $1,722,711 and $1,140,975 due to your CEO Raymond Ming Hui Lin at the end of the fiscal years 2017 and 2016, respectively. The footnote on page 81 references this amount is related to unpaid bonuses, dividends, wages, and other benefits to your executives. Please revise to provide more detail of the transactions that resulted in this related party balance. We note, for example, that the amount of these related party liabilities greatly exceeds the total executive compensation paid to Mr. Lin in fiscal year 2016, as disclosed on page 78.

Response:       The Company respectfully submits that the majority of the related party balance represents the unpaid dividend to Mr. Raymond Ming Hui. The Company has amended the executive compensation disclosure appearing on p. 78 of DRS No. 1 to reflect that the Company declared $585,402 and $3,260,617 dividends to Mr. Raymond Ming Hui for fiscal 2017 and 2016, respectively and declared $585,402 and $3,260,616 dividends to Mr. Xiao Feng Yang for fiscal 2017 and 2016, respectively.

January 19, 2018

30.       On page 44 of your Liquidity and Capital Resources section, you disclose that you have historically funded your working capital needs from operations, advance payments from customers and shareholders, and “related party advances.” Please clarify whether any of these related party advances have occurred in the past three fiscal years and are related party transactions that are required to be disclosed pursuant to Item 7.B of Form 20-F.

Response:       The Company respectfully submits that the related party advances represent advances from the Company’s shareholder; such advances are included in the related party disclosures in the DRS No. 1.

In response to the Staff’s comment, the Company has amended the Liquidity and Capital Resource disclosures appearing on p. 45 to read, in part, as follows:

In assessing our liquidity, we monitor and analyze our cash on hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. The Company plans to fund working capital through its operations, bank borrowings and additional capital contribution from shareholders. For years ended June 30, 2017 and 2016, our operating cash flow was positive. We have historically funded our working capital needs primarily from operations, advance payments from customers and shareholders. Our working capital requirements are affected by the efficiency of our operations, the numerical volume and dollar value of our sales contracts, the progress or execution on our customer contracts, and the timing of accounts receivable collections.

31.       Please clarify whether any of the transactions or agreements related to your 2017 reorganization constitute related party transactions requiring disclosure pursuant to Item 7.B of Form 20-F. For any related party agreements, tell us how you concluded they are not required to be filed as exhibits to the registration statement.

Response:       In response to the Staff’s comment, the Company has amended the disclosure in question to read, in part, as follows:

Reorganization agreement with our shareholders:

On November 2, 2017, the controlling shareholders transferred their 100% ownership interest in CLPS Shanghai to CLPS QC and Qiner, which are 100% owned by Qinheng and CLPS. On October 31, 2017, the controlling shareholders transferred 100% of their equity interests in Qiner to CLPS. The considerations for these transfers are at a nominal amount.

Underwriting, page 96

32.       Please revise to clarify the role of Cuttone & Co., LLC as an underwriter for your IPO. In this regard, we note that Cuttone & Co. is identified on page 9 as one of the underwriter representatives, along with The Benchmark Company.

Response:       The Benchmark Company LLC and Cuttone & Co., LLC will act as co-lead book running managers and representatives of the underwriters in connection with the contemplated IPO. The Company revised DRS No. 1 disclosures accordingly.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-4

33.       Please revise your presentation on the face of the consolidated balance sheets to more clearly indicate the amount classified as current liabilities.

Response:       The Company acknowledged Staff’s comment and made corresponding revisions.

January 19, 2018

Note 1. Organization and Description of Business, F-8

34.       We note that you conduct business primarily through subsidiaries established in China. Please describe the terms and conditions associated with your percentage of ownership in each of the various subsidiaries. Clarify which entities are consolidated through equity ownership and through contract and identify any relationships amongst the parties.

Response:       In response to the Staff’s comment, the Company has amended its disclosures appearing on pages F-9 and F-10 to read, in part, as follows:

Name of Entity	Date of Incorporation/ acquisition	Place of Incorporation	% of Equity Ownership		Principal Activities
CLPS Incorporation (“CLPS” or the “Company”)	Incorporated on May 11, 2017	Cayman Islands	Parent		Holding Company
Qinheng Co., Limited (“Qinheng”)	Incorporated on June 9, 2017	Hong Kong, China	100%	Consolidated subsidiary	Holding Company
Qiner Co., Limited (“Qiner”)	Incorporated on April 21, 2017	Hong Kong, China	100%	Consolidated subsidiary	Holding Company
Shanghai Qincheng Information Technology Co., Ltd (“CLPS QC” or “WOFE”)	Incorporated on August 4, 2017	Shanghai, China	100%	Consolidated subsidiary	Holding Company
ChinaLink Professional Service Co., Ltd (“CLPS Shanghai”)	Incorporated on August 30, 2005	Shanghai, China	100%	Consolidated subsidiary	Software development
CLPS Dalian Co., Ltd (“CLPS Dalian”)	Incorporated on May 25, 2011	Dalian, China	100%	Consolidated subsidiary	Software development
CLPS Ruicheng Co., Ltd (“CLPS RC”)	Incorporated on June 26, 2013	Shanghai, China	100%	Consolidated subsidiary	Software development
CLPS Beijing Hengtong Co., Ltd (“CLPS Beijing”)	Incorporated on March 30, 2015	Beijing, China	70% owned by CLPS Shanghai and 30% owned by unrelated individual shareholders	Consolidated subsidiary	Software development
CLPS TECHNOLOGY (SINGAPORE) PTE.LTD (“CLPS SG”)	Incorporated on August 18, 2015	Singapore	100%	Consolidated subsidiary	Software development
CLPS TECHNOLOGY (AUSTRALIA) PTY LTD (“CLPS AU”)	Incorporated on November 10, 2015	Australia	100%	Consolidated subsidiary	Software development
CLPS Technology (Hong Kong) Co., Limited (“CLPS Hong Kong”)	Incorporated on January 7, 2016	Hong Kong, China	80% owned by CLPS Shanghai and 20% owned by unrelated individual shareholders	Consolidated subsidiary	Software development
Judge (Shanghai) Co., Ltd (“Judge China”)	Acquired on November 9, 2016	Shanghai, China	60% owned by CLPS Shanghai and 40% owned by an unrelated Company;	Consolidated subsidiary	Software development
Judge (Shanghai) Human Resource Co., Ltd (“Judge HR”)	Acquired on November 9, 2016	Shanghai, China	70% owned by Judge China and 30% owned by an unrelated company	Consolidated subsidiary	Software development
CLPS Shenzhen Co., Ltd (“CLPS Shenzhen”)	Incorporated on April 7, 2017	Shenzhen, China	70% owned by CLPS Shanghai and 30% owned by CLPS Hong Kong	Consolidated subsidiary	Software development
CLPS Guangzhou Co., Ltd(“CLPS Guangzhou”)*	Incorporated on September 27, 2017	Guangzhou, China	100%	Consolidated subsidiary	Software development
Tianjin Huanyu Qinshang Network Technology Co., Ltd (“Huan Yu”)*	Incorporated on September 27, 2017	Tianjin, China	30%	Equity investment	Network technology
CLIVST Ltd. (“CLIVST”)*	Incorporated on July 25, 2017	British Virgin Islands	100%	Consolidated subsidiary	Holding Company
FDT-CL Financial Technology Services Limited (“FDT-CL”)*	Incorporated on October 24, 2017	Hong Kong, China	52% owned by CLIVST, 48% owned by an unrelated individual	Consolidated subsidiary	Software development
JQ Technology Co., Limited(“JQ”)*	Acquired on October 17, 2017	Hong Kong, China	55% owned by Qiner, 45% owned by an unrelated individuals	Consolidated subsidiary	Software development
JIALIN Technology Limited (“JL”)*	Acquired on October 17, 2017	Taiwan	100% owned by JQ	Consolidated subsidiary	Software development

*	Entities incorporated or acquired subsequent to June 30, 2017 are not included in the Company’s consolidated financial statements for the years ended June 30, 2017 and 2016.

January 19, 2018

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-14

35.       We note from your disclosures on page 58 that you have developed a series of credit card solutions in order to better meet the needs of your clients. We further note that you have developed a loyalty reward solution built on block chain technology, which allows domestic banks to track and trace transactions in real-time. Please explain how you recognize revenues for these particular solutions and cite the accounting guidance you are relying upon.

Response:       In response to the Staff’s comment, the Company respectfully advises the Staff that the contracts the Company with its clients to develop credit card solution or loyalty reward solution are all fixed price contracts, which require the Company to perform service for systems design, planning and integrating based on customers’ specific needs and requires significant production and customization. The required customization work period is generally less than one year. Upon delivery of the services, customer acceptance is generally required. For these contracts, the Company is generally required to provide post-contract customer support (“PCS”) for a period from three months to one year (the “PCS period”) after the customized application is delivered. The type of service for PCS clause is generally not specified in the contract or stand-ready service on when-and-if-available basis.

The Company has determined these contracts contain multiple-deliverable elements in the fixed-fee customized solution contracts in accordance with ASC 605-25:

1.	Solution development service
2.	PCS
3.	Specific service such as training, if applicable

For multiple-element arrangements that include application customized services and PCS as well as specific service component, if applicable, the Company allocates contract revenue to all deliverables based on their relative selling prices. The Company uses a hierarchy to determine the selling price to be used for allocating revenue to the deliverables: (i) vendor-specific objective evidence of fair value (“VSOE”), (ii) third-party evidence of the selling price (“TPE”) and (iii) best estimate of the selling price (“BESP”). The Company uses VSOE of selling price in the selling price allocation in all instances where it exists, otherwise, BESP is used because the Company’s customized application differs substantially from that of competitors, it is difficult to obtain the reliable standalone competitive pricing necessary to establish TPE. VSOE of selling price for products and services is determined when a substantial majority of the selling prices fall within a reasonable range when sold separately.

Revenue allocates to solution development service component is recognized using contract accounting in accordance with Accounting Standards Codification (“ASC”) 605-35-25. The revenue recognition for these contracts varies depending on the terms of the individual contracts, and may be recognized proportionally over the term of the contract or deferred until the end of the contract term and recognized when our obligations have been fulfilled with the customer. For contacts with development period within three months, the related revenue is recognized on the completed contract method. Otherwise, revenue is recognized as the service is performed using the percentage of completion method of accounting, under which the total value of revenue is recognized on the basis of the percentage that total labor cost to date bears to the total expected labor costs. The Company considers labor time, the input measurement, is the best available indicator of the pattern and timing in which contract obligations are fulfilled. Pursuant to the contract terms, the Company has enforceable right on payments for the work performed. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. In instances where substantive acceptance provisions are specified in customer contracts, revenues are deferred until all acceptance criteria have been met.

January 19, 2018

The fixed-priced customized solution arrangement provides customers with rights to unspecified PCS, if and when available. These services grant the customers on line and telephone access to technical support personnel during the term of the service. The revenue allocated to unspecific PCS component is deferred and recognized on a straight-line basis over the PCS period. Revenue allocates to the specific PCS or other services is recognized as the related services are rendered.

36.       We note from your disclosures on page 42 that customized IT solution services contribute favorably to your client retention and understanding of your clients’ businesses, and provide opportunities to cross-sell your other services. Please tell us whether you provide customized IT solution services and IT consulting services to the same clients, and if so, describe how you allocate the total arrangement consideration among the individual deliverables. As part of your response, explain how you considered the guidance in ASC 605-25-25-(1-6).

Response:       In response to the Staff’s comment, the Company respectfully advises the Staff that for fiscal 2017 and 2016, the Company provided both IT solution service and IT consulting services to the same client in very limited cases due to distinct service nature. ASC 605-25-25-3 requires separated contracts with the same customer that are entered into at or near the same time are presume to have been negotiated as a package and shall be evaluated as single arrangement. However, in those limited cases, the Company’s customers always entered into standalone contracts with the Company because the IT consulting service and IT solution service were independent to serve different customer needs and were separately negotiated in different time period. The Company therefore considered the IT consulting and IT solution services to the same customer as separated arrangements.

37.       We note that fixed-price customized solution contract revenues are recognized as the services are performed using the percentage of completion method of accounting. Please explain why you believe labor time, the input measure, represents the best available indicator of the pattern and timing in which contract obligations are fulfilled. As part of your response, explain how you considered the guidance in ASC 605-35-25-(70-78) and ASC 985-605-25-(88-107).

Response:       In response to the comment, the Company respectfully advise Staff that the Company believes labor time represents the best available indicator of the pattern and timing in which contract obligations are fulfilled because the Company’s service offerings requires labor intensive customization and the Company has a long history of providing these services resulting in its ability to reasonably estimate the service hours expected to be incurred and measure the progress toward completion on each fixed-price customized solution contract based on the proportion of service hours incurred to date relative to total estimated service hours at completion.

January 19, 2018

In accordance with ASC 908-605-25-88, our fixed-price customized solution contract requires significant production, modification or customization of software, accordingly, revenue related to solution development service component is recognized using contract accounting. For the percentage completion method of contract accounting, ASC 985-605-25-93 (or ASC 605-35-25-70) allows both inputs and output approaches to measuring progress on contracts. However, as described in the ASC 985-605-25-101 (or ASC 605-35-25-71), the output measures, including methods based on units produced, units delivered and value added, often cannot be established in our specific contracts. It is also difficult for us to measure the value of work in progress toward completion since there is no reliably determinable and representative output measures identified in the contract obligations to be fulfilled. Our fixed-price customized solution contracts require labor-intensive customization and the Company has provided IT services over ten years; therefore, the Company has the ability to reasonably estimate the service hours expected to be incurred and measure the process toward completion on each fixed-price customized contract based on the proportion of service hours incurred to date relative to total estimated service hours at completion. The Company always has records of comparing the budget labor hours to the actual labor hours to determine the realization of each project. The Company believes labor time represents the best method to use in measuring the progress toward completion and represents the best available indicator of the pattern and timing in which contract obligations are fulfilled because it results in the recognition of revenue on the basis of our to-date efforts in the satisfaction of the contract obligations relative to the total expected efforts in the satisfaction of that contract obligations.

The Company has amended the disclosure on Page F-15 as follows:

Revenue allocates to solution development service component is recognized using contract accounting in accordance with Accounting Standards Codification (“ASC”) 605-35-25. The revenue recognition for these contracts varies depending on the terms of the individual contracts, and may be recognized proportionally over the term of the contract or deferred until the end of the contract term and recognized when our obligations have been fulfilled with the customer. For contacts with development period within three months, the related revenue is recognized on the completed contract method. Otherwise, revenue is recognized as the service is performed using the percentage of completion method of accounting, under which the total value of revenue is recognized on the basis of the percentage that total labor cost to date bears to the total expected labor costs. The Company considers labor time, the input measurement, is the best available indicator of the pattern and timing in which contract obligations are fulfilled. The Company has a long history of providing these services resulting in its ability to reasonably estimate the service hours expected to be incurred and the progress toward completion on each fixed-price customized contract based on the proportion of service hours incurred to date relative to total estimated service hours at completion. Estimated contract costs are based on the budgeted service hours, which are updated based on the progress toward completion on a monthly basis. Pursuant to the contract terms, the Company has enforceable right on payments for the work performed. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. In instances where substantive acceptance provisions are specified in customer contracts, revenues are deferred until all acceptance criteria have been met.

January 19, 2018

38.       We note that you use the best estimate of the selling price (“BESP”) because your customized application differs substantially from that of competitors and it is difficult to obtain the reliable standalone competitive pricing necessary to establish third-party evidence of the selling price (“TPE”). Please revise your disclosures to explain the significant factors, inputs, assumptions and methods you use to determine the BESP. Refer to ASC 605-25-50-2.

Response:       In response to the Staff’s comment, the Company has amended the disclosure on p. F-14 to read as follows:

The Company determines there are following separated service elements in the fixed-fee customized solution contract:

1.	Solution development service
2.	PCS
3.	Specific service such as training, if applicable

For multiple-element arrangements that include application customized services and PCS as well as specific service component, if applicable, the Company allocates contract revenue to all deliverables based on their relative selling prices. The Company uses a hierarchy to determine the selling price to be used for allocating revenue to the deliverables: (i) vendor-specific objective evidence of fair value (“VSOE”), (ii) third-party evidence of the selling price (“TPE”) and (iii) best estimate of the selling price (“BESP”). The Company uses VSOE of selling price in the selling price allocation in all instances where it exists. VSOE of selling price for products and services is determined when a substantial majority of the selling prices fall within a reasonable range when sold separately. Otherwise, BESP is used because the Company’s customized application differs substantially from that of competitors, it is difficult to obtain the reliable standalone competitive pricing necessary to establish TPE. Accordingly, the Company uses its best estimate of selling prices of solution development service and PCS (and specific service if applicable) as the basis of revenue allocation. In estimating its selling price for solution development service and PCS (and specific service if applicable), the Company considers the internal estimated cost to provide such services adjusted by reasonable profit margin for similar arrangements, customer demand, and the historical pricing as significant factors to determine the BESP.

Note 16. Segments Information and Revenue Analysis, page F-31

39.       Please revise to disclose the amount of revenues from your country of domicile. In addition, clarify whether the amount of revenues attributable to any individual foreign country is material. Refer to ASC 280-10-50-41.

Response:       In response to the Staff’s comment, the Company has amended the disclosure on p. F-31 to read as follows:

The Company’s operations are primarily based in China, where the Company derives a substantial portion of their revenues. For the year ended June 30, 2017, revenues generated in mainland China, Hong Kong and Australia were $30,822,390, $362,892 and $176,694, respectively. For year ended June 30, 2016, all revenues were generated in mainland China.

January 19, 2018

Recent Sales of Unregistered Securities, page II-1

40.       Please revise to include disclosure of all sales of unregistered securities for the past three years, including sales that occurred prior to your 2017 reorganization and creation of your Cayman Islands holding company structure. You should include sales of securities related to CLPS Shanghai and its parent companies or predecessors. Refer to Item 701 of Regulation S-K.

Response:       The Company has revised its disclosures appearing on page II-1 to address the Staff’s comment.

Other Matters

41.       Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:       The Company confirms that to the best of its knowledge no such communications have been made to date by the Company or anyone on its behalf.

42.       Please advise us whether you intend to include graphics in the forepart of your prospectus, and if so, supplementally provide us with copies of any pending graphics or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response:       The Company respectfully advises the Staff that the Company is not planning to include any graphics in the forepart of the prospectus.

43.       We note that you provide industry statistics and market information based on IDC research. Please advise us whether you commissioned these report(s) by IDC.

Response:       The Company respectfully advises the Staff that the Company did not commission these reports by IDC. The reports and relevant data were public information in IDC’s official website and other professional platforms.

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We thank the Staff for its review of the foregoing. Please forward further comments by electronic mail to our counsel, Alec Orudjev, Esq. at aorudjev@schiffhardin.com or by telephone at (202) 724-6846.

Very truly yours,

/s/ F. Alec Orudjev

Cc:	Xiao Feng Yang, Chairman, CLPS

Raymond Ming Hui Lin, Chief Executive Officer, CLPS

Tian van Acken, Chief Financial Officer, CLPS

Ralph V. De Martino. Esq., Schiff Hardin LLP